SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) and
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*


                          INHIBITON THERAPEUTICS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   45719U-10-1
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                                 (CUSIP Number)

                                 Wayne W. Mills
                               2125 Hollybush Road
                                Medina, MN 55340
                              Phone: (612) 269-4945

                                 With a copy to:
                             William M. Mower, P.A.
                       Maslon Edelman Borman & Brand, LLP
                         90 South 7th Street, Suite 3300
                              Minneapolis, MN 55402
                              Phone: (612) 672-8200

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 31, 2007
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 Pages)

CUSIP NO. 591142194               13D                          PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS

    Wayne W. Mills
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) |_|

(b) |_|
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                           |_|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,444,179
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY                        0

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,444,179
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,179
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                             |X|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, of Inhibiton Therapeutics, Inc., a Nevada corporation ("Inhibiton"). The address of Inhibiton's principal executive offices is 7315 East Peakview Avenue, Englewood, CO 80111.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Wayne W. Mills. Mr. Mills' business address is 2125 Hollybush Road, Medina, MN 55340. Mr. Mills is a private investor.

         During the last five years, Mr. Mills has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mills is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has not formulated any definitive plans with respect to the subject securities. However, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         a.- b. Mr. Mills owns 599,949 shares. Blake Capital Partners, LLC, a Minnesota limited liability corporation ("Blake Capital"), owns 588,500 shares. Blake Advisors, LLC, a Minnesota limited liability corporation ("Blake Advisors"), owns 255,730 shares. Mr. Mills is the sole officer, director, and controlling person of Blake Capital and Blake Advisors. Mr. Mills has sole voting and dispositive power over these shares.

         According to the most recently filed Quarterly report on Form 10-QSB of Inhibiton, as of December 10, 2007, 16,245,219 shares of Inhibiton common stock were issued and outstanding. Accordingly, based on such report Mr. Mills owns 8.9% of the outstanding shares.

         c. TRANSACTIONS WITHIN THE LAST 60 DAYS

              None.

         d. Not applicable.

         e. Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.     Excluded shares


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 2008                   /s/ Wayne W. Mills
                                        ----------------------------
                                              Wayne W. Mills

Exhibit A

                                 Excluded Shares



Upon information and belief, Tamara Mills, the Reporting Person's estranged spouse, owns 250,059 shares. To the best knowledge of the Reporting Person, Ms. Mills has sole voting and dispositive power over these shares.

Mr. Mills disclaims beneficial ownership over Ms. Mills shares.

According to the most recently filed Quarterly report on Form 10-QSB of Inhibiton, as of December 10, 2007, 16,245,219 shares of Inhibiton common stock were issued and outstanding. Accordingly, based on such report Ms. Mills owns 1.5% of the outstanding shares.


This information is provided here for information only and these shares are not deemed to be beneficially owned by the Reporting Person, nor is it any indication that the Reporting Person and Ms. Mills are operating as a group, as defined in Section 13(d)(3) of the Exchange Act.